Selected Consolidated Financial Data

         The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 1999. Such data have been derived from the consolidated financial statements of the Company. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 1999, including the Notes thereto (collectively, the "Consolidated Financial Statements"), are included elsewhere in this annual report.

         The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report.

Year ended December 31,
(in millions except per share
and ratio data)                                    1995(1)        1996(1)        1997(1)         1998(1)        1999(1)
-----------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income Data:

Net sales                                        $ 3,520.7      $ 4,078.3      $ 3,969.8       $ 4,210.6      $ 5,023.1
Other revenues                                        33.7           44.1           49.4            37.2           33.2
-----------------------------------------------------------------------------------------------------------------------
Net revenues                                       3,554.4        4,122.4        4,019.2         4,247.8        5,056.3
Cost of sales(2)                                 (2,096.0)      (2,414.7)      (2,457.4)       (2,623.0)      (3,054.5)
-----------------------------------------------------------------------------------------------------------------------
  Gross profit(2)                                  1,458.4        1,707.7        1,561.8         1,624.8        2,001.8
Operating expenses:
  Selling, general & administrative                (413.2)        (421.1)        (454.3)         (488.1)        (534.2)
  Research and development(3)                      (440.3)        (532.3)        (610.9)         (689.8)        (836.0)
  Restructuring costs                               (13.0)             --             --              --             --
  Other income and expenses(3)                        59.1           45.1           23.2            76.5           39.9
-----------------------------------------------------------------------------------------------------------------------
    Total operating expenses                       (807.4)        (908.3)      (1,042.0)       (1,101.4)      (1,330.3)
-----------------------------------------------------------------------------------------------------------------------
Operating Income                                     651.0          799.4          519.8           523.4          671.5
Net interest income (expense)                       (16.8)         (11.2)          (2.6)             8.7           35.6
Gain on disposal of investment                         --             7.3             --              --             --
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes
  and minority interests                             634.2          795.5          517.2           532.1          707.1
Income tax expense                                  (108.3)        (171.6)        (113.0)         (120.4)        (157.2)
-----------------------------------------------------------------------------------------------------------------------
Income before minority interests                     525.9          623.9          404.2           411.7          549.9
Minority interests                                     0.6            1.6            2.4           (0.6)          (2.6)
-----------------------------------------------------------------------------------------------------------------------
Net income                                         $ 526.5        $ 625.5        $ 406.6         $ 411.1        $ 547.3
-----------------------------------------------------------------------------------------------------------------------
Earnings per share (basic)(1)                       $ 2.01         $ 2.25         $ 1.46          $ 1.46         $ 1.91
-----------------------------------------------------------------------------------------------------------------------
Earnings per share (diluted)(1)                     $ 2.00         $ 2.25         $ 1.45          $ 1.44         $ 1.87
-----------------------------------------------------------------------------------------------------------------------
Number of shares used in calculating
  earnings per share (basic)                         261.3          277.4          278.2           281.7          286.4
-----------------------------------------------------------------------------------------------------------------------
Number of shares used in calculating
  earnings per share (diluted)                       262.6          278.4          279.7           288.1          300.4
-----------------------------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges(4)                 13.2           18.6           13.4            12.7           16.3

Consolidated Balance Sheet Data
  (end of period):
Cash, cash equivalents and
  marketable securities                            $ 758.4        $ 556.4        $ 702.2       $ 1,100.7      $ 1,823.1
Working capital(5)                                   417.4          611.8          443.5           855.1          398.5
Total assets                                       4,486.0        5,005.5        5,445.7         6,434.0        7,930.3
Short-term debt  (including current
  portion of long-term debt)                         492.8          428.2          424.6           191.2          123.2
Long-term debt (excluding current
  portion)(1)                                        200.7          194.9          356.4           755.8        1,348.5
Shareholders' equity(1)                            2,661.7        3,260.0        3,307.4         4,083.3        4,563.9
Consolidated Operating Data:
Capital expenditures(6)                          $ 1,001.9      $ 1,125.2      $ 1,035.4         $ 947.3      $ 1,347.5
Net cash provided by operating activities            825.1          980.7          983.8         1,012.5        1,469.3
Depreciation and amortization(6)                     392.4          535.9          608.1           704.0          806.8
-----------------------------------------------------------------------------------------------------------------------

(1) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999. Earnings per share have been restated to reflect the adoption in 1997 of Statement of Financial Accounting Standards No.128 "Earnings per share." See Note 2.10 and Note 11 to the Consolidated Financial Statements. On September 22, 1999, the Company completed an equity offering of 2,990,000 shares of capital stock at $74.6250 per share ("1999 Share Offering"). The net proceeds to the Company in connection with the 1999 Share Offering were $216.8 million. On September 22, 1999, the Company also completed a debt offering of $720.9 million aggregate initial principal amount of zero-coupon convertible Liquid Yield OptionTM Notes due 2009 (the "1999 LYONs"), with yield to maturity of 2.4375% per annum (the "1999 LYONs Offering"). The net proceeds to the Company in connection with the 1999 LYONs Offering was $708.3 million. On June 10, 1998, the Company completed an equity offering of 6,000,000 shares of capital stock at $36.09 per share (after the 2-for-1 stock split) ("1998 Share Offering"). The net proceeds to the Company in connection with the 1998 Share Offering were $208.8 million. On June 10, 1998, the Company also completed a debt offering of $431.7 million aggregate initial principal amount of zero-coupon convertible Liquid Yield OptionTM Notes due 2008 (the "1998 LYONs"), with yield to maturity of 1.75% per annum (the "1998 LYONs Offering"). The net proceeds to the Company in connection with the 1998 LYONs Offering was $421.8 million.
(2) Cost of sales is net of certain funds received through government agencies for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein. See Note 17 to the Consolidated Financial Statements. For a discussion of certain significant charges reflected in cost of sales in 1996, 1997 and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations --Results of Operations."
(3) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, and the costs of certain activities relating to intellectual property and goodwill amortization. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.
(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.
(5) Working capital is calculated as current assets (excluding cash, cash equivalents and marketable securities) less current liabilities (excluding bank overdrafts, short-term debt and current portion of long-term debt).
(6) Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Cautionary Statement Regarding Forward-Looking Statements," under the caption "Risk Factors" in the Company's Prospectuses dated September 16, 1999 and below. The Company assumes no obligation to update the forward-looking statements or such factors.

Overview

The semiconductor industry experienced a strong recovery in 1999, after a severe slowdown in 1998. According to preliminary trade association data, worldwide sales of semiconductor products (the total available market or "TAM") increased 18.9% in 1999 over 1998. According to preliminary trade association data, the estimated market for products produced by the Company (the serviceable available market or "SAM") (which consisted of the TAM without DRAMs and opto-electronic products) increased approximately 14.9% in 1999 over 1998.

         While the semiconductor market in 1999 registered a significant increase, the Company's net revenues for 1999 increased 19.0% compared to net revenues for 1998 with an increase equivalent to the total semiconductor market. However, the Company's net revenues increased more than the SAM increased. The Company benefited from increased volumes in virtually all product families and an improved product mix, including sales of new products. During this period, however, the Company continued to experience increased competition and pricing pressure in its core product markets.

         Despite difficult market conditions in recent years, from 1995 to 1999 the Company's net revenues increased from $3,554.4 million to $5,056.3 million, representing a compound annual growth rate of 9.2%. According to preliminary trade association data, the TAM increased from $144.4 billion in 1995 to $149.4 billion in 1999, representing a compound annual growth rate of 0.9%, while the SAM increased from $99.2 billion in 1995 to $122.9 billion in 1999, representing a compound annual growth rate of 5.5%. During the same period, the Company's share of the TAM increased from 2.4% to 3.4%, while the Company's share of the SAM increased from 3.5% to 4.1%. The Company's revenue growth from 1995 through 1999 was particularly significant for differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers).

         As a result of the Company's performance during the period 1995 to 1999, the Company not only gained market share against both the TAM and SAM, but, according to preliminary ranking by leading market analysts, became the eighth largest semiconductor company in the world during 1999, up from ninth in 1998. However, the Company believes that recent difficult market conditions have led certain of its competitors to redirect their marketing focus and manufacturing capacity toward products that compete with the Company's products. The Company believes increased competition in its core product markets is generating greater pricing pressure, increased competition for market share in the SAM and a generally more challenging market environment for the Company.

         The Company continues to focus on differentiated ICs and analog ICs. Differentiated ICs accounted for approximately 63% of the Company's net revenues in 1999, compared to approximately 62% in 1998. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 51% of the Company's net revenues in 1999 and 50% in 1998, while discrete devices accounted for approximately 12% of the Company's net revenues in 1999 and approximately 13% in 1998. In recent years, these families of products, in particular analog
ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However, the difficult competitive environment in the semiconductor market in more recent years has led to price pressures in these product families as well.

         In order to reinforce the Company's presence in certain strategic business segments, the Company has recently completed the acquisition of Peripherals Technology Solutions (in the area of data storage), Vision Group and Arithmos (both in the imaging market).

         The Company's gross profit margin decreased from 41.0% in 1995 to 38.3% in 1998 and recovered to 39.6% in 1999. Benefiting from a favorable environment in 1995 and 1996, the Company had a stable gross profit margin of approximately 41%. In 1997 and 1998, in an unfavorable industry environment, which generated lower margins due to the negative impact of pricing pressures, gross profit margin declined to slightly above 38%. This decline in gross profit margin coupled with a higher level of research and development expenditure, resulted in a lower operating income as a percentage of net revenues which, however, remained above 12%. Benefiting from the market recovery in 1999, gross profit increased in 1999 to 39.6% while operating income as a percentage of net revenues was 13.3%.

         There can be no assurance that the Company will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in the Company's core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for the Company.

Results of Operations

The tables below set forth information on the Company's net revenues by product group and by geographic region:

Year ended December 31,
(in millions except per share and ratio data)

                                                      1995           1996           1997            1998           1999
-----------------------------------------------------------------------------------------------------------------------
Net Revenues by Product Group: (1)
  Telecommunications, Peripherals and
    Automotive(1)(2)                              $1,250.4       $1,614.0       $1,606.9        $1,855.2       $2,305.5
  Discrete and Standard ICs(1)                       833.4          778.1          839.5           816.7          927.9
  Memory Products (2)                                653.3          736.8          708.6           659.6          835.9
  Consumer and Microcontrollers(1)                   649.2          870.2          738.8           805.8          881.7
  New Ventures Group and Others (3)                  168.1          123.3          125.4           110.5          105.3
-----------------------------------------------------------------------------------------------------------------------
    Total                                         $3,554.4       $4,122.4       $4,019.2        $4,247.8       $5,056.3
-----------------------------------------------------------------------------------------------------------------------
Net Revenues by Geographic Region: (4)
  Europe                                          $1,593.8       $1,788.5       $1,753.3        $1,768.9       $1,833.6
  North America                                      812.5          903.0          899.1           937.3        1,156.1
  Asia Pacific                                       916.7        1,125.7        1,065.8         1,247.9        1,658.2
  Japan                                              155.4          228.2          214.5           180.7          239.7
  Region Five (4)                                     76.0           77.0           86.5           113.0          168.7
-----------------------------------------------------------------------------------------------------------------------
    Total                                         $3,554.4       $4,122.4       $4,019.2        $4,247.8       $5,056.3
-----------------------------------------------------------------------------------------------------------------------
As a percentage of net revenues
-----------------------------------------------------------------------------------------------------------------------
Net Revenues by Product Group:
  Telecommunications, Peripherals and
    Automotive(1)(2)                                  35.2%          39.1%          40.0%           43.6%          45.6%
  Discrete and Standard ICs(1)                        23.4           18.9           20.9            19.2           18.4
  Memory Products(2)                                  18.4           17.9           17.6            15.5           16.5
  Consumer and Microcontrollers(1)                    18.3           21.1           18.4            19.0           17.4
  New Ventures Group and Others(3)                     4.7            3.0            3.1             2.7            2.1
-----------------------------------------------------------------------------------------------------------------------
    Total                                           100.0%         100.0%         100.0%          100.0%         100.0%
-----------------------------------------------------------------------------------------------------------------------
Net Revenues by Geographic Region: (4)
  Europe                                              44.8%          43.4%          43.6%           41.6%          36.3%
  North America                                       22.9           21.9           22.4            22.1           22.9
  Asia Pacific                                        25.8           27.3           26.5            29.4           32.8
  Japan                                                4.4            5.5            5.3             4.3            4.7
  Region Five (4)                                      2.1            1.9            2.2             2.6            3.3
-----------------------------------------------------------------------------------------------------------------------
    Total                                           100.0%         100.0%         100.0%          100.0%         100.0%
-----------------------------------------------------------------------------------------------------------------------

(1) In January 1999, we implemented organizational changes to better orient our product groups to end-use applications. As a result, net revenues have been restated for prior periods to reflect these changes. In addition, the former Dedicated Products Group has become the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group has become the Consumer and Microcontrollers Groups. Revenues for the Dedicated Products Group and the Programmable Products Group have been restated in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods to reflect this change.
(2) 1996 revenues for the Dedicated Products Group include $5.6 million of revenues from certain foundry activities which were moved from the Memory Products Group in January 1996. Revenues for the Dedicated Products Group and the Memory Products Group have been restated for prior periods to reflect this change.
(3) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for the Company's new business opportunities.
(4) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior years have been restated to reflect this reclassification.

         The following table sets forth certain financial data from the Company's consolidated statements of income since 1995, expressed in each case as a percentage of net revenues:

Year ended December 31,                     1995           1996           1997           1998      1999
---------------------------------------------------------------------------------------------------------
Net sales                                    99.1%          98.9%          98.8%          99.1%     99.3%
Other revenues                                0.9            1.1            1.2            0.9       0.7
---------------------------------------------------------------------------------------------------------
Net revenues                                100.0          100.0          100.0          100.0     100.0
Cost of sales                               (59.0)         (58.6)         (61.1)         (61.7)    (60.4)
---------------------------------------------------------------------------------------------------------
    Gross profit                             41.0           41.4           38.9           38.3      39.6
Operating expenses:
    Selling, general and administrative     (11.6)         (10.2)         (11.3)         (11.5)    (10.6)
    Research and development                (12.4)         (12.9)         (15.2)         (16.2)    (16.5)
    Restructuring costs                      (0.4)            --             --             --        --
    Other income and expenses                 1.7            1.1            0.5            1.7       0.8
---------------------------------------------------------------------------------------------------------
         Total operating expenses           (22.7)         (22.0)         (26.0)         (26.0)    (26.3)
---------------------------------------------------------------------------------------------------------
Operating income                             18.3           19.4           12.9           12.3      13.3
Net interest income (expense)                (0.5)          (0.3)            --            0.2       0.7
Gain on disposal of investment                 --            0.2             --             --        --
---------------------------------------------------------------------------------------------------------
Income before income taxes &
    minority interests                       17.8           19.3           12.9           12.5      14.0
Income tax expense                           (3.0)          (4.2)          (2.9)          (2.8)     (3.1)
---------------------------------------------------------------------------------------------------------
Income before minority interests             14.8           15.1           10.0            9.7      10.9
Minority interests                             --            0.1            0.1             --      (0.1)
---------------------------------------------------------------------------------------------------------
Net income                                   14.8%          15.2%          10.1%           9.7%     10.8%
---------------------------------------------------------------------------------------------------------

1999 vs. 1998

In 1999, the Company benefitted from the industry recovery and its strong market position, and increased its net revenues, gross profit, operating income, net income and earnings per share in each successive quarter. The Company continued to invest significant amounts in research and development and completed several strategic acquisitions which enhanced its intellectual property portfolio. The Company accelerated its capital spending in the second half of the year.

Net revenues. Net sales increased 19.3%, from $4,210.6 million in 1998 to $5,023.1 million in 1999. The increase in net sales was primarily the result of higher volume and an improved product mix, including sales of new products, partly offset by declining average selling prices. The exchange rate impact on net sales in 1999 was estimated to be negligible. Other revenues decreased from $37.2 million in 1998 to $33.2 million in 1999 due primarily to a reduction in licensing revenues. Net revenues increased 19.0%, from $4,247.8 million in 1998 to $5,056.3 million in 1999.

         The Telecommunications, Peripherals and Automotive Groups' net revenues increased 24.3% primarily as a result of volume increases in wireless telecommunications, data storage and automotive products and a more favorable product mix. The Discrete and Standard ICs Group's net revenues increased 13.6%, as the volume increases in basically all major product families and the more favorable product mix in standard commodities more than offset the price declines in all product families. Net revenues of the Memory Products Group increased by 26.7% as the volume increases in all product families more than offset the price declines in nearly all product families (such as EPROMs, EEPROMs, smartcard ICs and flash memories). The Consumer and Microcontrollers Groups' net revenues increased 9.4% as a result of significantly higher volumes in digital video and microcontrollers products, partially offset by decreased volumes in graphics products and lower prices in all product families.

Gross profit. The Company's gross profit increased 23.2%, from $1,624.8 million in 1998 to $2,001.8 million in 1999 primarily as a result of higher net revenues. As a percentage of net revenues, gross profit increased from 38.3% in 1998 to 39.6% in 1999, due to higher sales volumes and improved manufacturing efficiency.

Cost of sales. Cost of sales increased from $2,623.0 million in 1998 to $3,054.5 million in 1999, primarily due to a significant increase in production volume and the increased depreciation associated with new capital investments.

         The exchange rate impact on gross profit in 1999 compared to 1998 was estimated to be favorable, as the negligible impact of the variation of the U.S. dollar on net revenues was more than offset by the positive impact on cost of sales of the appreciation of the U.S. dollar versus the euro. See "--Impact of Changes in Exchange Rates." Cost of sales in 1999 and 1998 was net of $2.4 million and $3.1 million, respectively, of funds received through government agencies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 9.4%, from $488.1 million in 1998 to $534.2 million in 1999, reflecting higher expenditure for information technology, marketing and administrative functions, including the expenses for year 2000 compliance. As a percentage of net revenues, selling, general and administrative expenses decreased slightly from 11.5% in 1998 to 10.6% in 1999.

Research and development expenses. Research and development expenses increased 21.2%, from $689.8 million in 1998 to $836.0 million in 1999. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff. The Company continues to allocate significant financial resources to expand its market leadership in key applications, reflecting its commitment to service and continuous innovation. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 16.2% in 1998 to 16.5% in 1999.

Other income and expenses. Other income and expenses decreased from income of $76.5 million in 1998 to income of $39.9 million in 1999. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, goodwill amortization, and miscellaneous revenues and expenses. The decrease in other income and expenses resulted primarily from higher start-up costs of new production facilities, from the inclusion of the goodwill amortization and from a slight decrease in funds received from government agencies in connection with the Company's research and development programs.

Operating income. The Company's operating income increased by 28.3%, from $523.4 million in 1998 to $671.5 million in 1999. The exchange rate impact on operating income in 1999 was favorable since the appreciation of the U.S. dollar against the euro had a favorable impact on cost of sales and operating expenses.

Net interest income (expense). Net interest income increased from income of $8.7 million in 1998 to income of $35.6 million in 1999 primarily as a result of the increase in cash and cash equivalents following the 1999 Share Offering and the 1999 LYONs Offering completed on September 22, 1999.

Income tax expense. Provision for income tax was $157.2 million in 1999 compared to $120.4 million in 1998, primarily as a result of the increase in income before income taxes and minority interests. The accrued effective tax rate decreased from 22.6% in 1998 to 22.2% in 1999 mainly due to the application of benefits in certain countries. As such benefits may not be available after 1999, an increase in the effective tax rate could result in the coming years.

Net income. The Company's net income increased 33.1%, from $411.1 million to $547.3 million. As a percentage of sales, 1999 net income was 10.8%, up from 9.7% of 1998 net income. The increase was mainly due to higher net sales. Earnings per diluted share reached $1.87, an increase of 29.9% compared to earnings per diluted share of $1.44 in 1998. All per share numbers have been adjusted to reflect the 2-for-1 stock split effected in June 1999.

1998 vs. 1997

The Company distinguished itself during 1998 by the solid performance achieved during an unprecedented downturn in the semiconductor industry. In 1998, the Company increased net revenues, gross profit and net income compared to 1997. In addition, the Company increased significantly its investments in research and development activities during the year, continuing the trend established during the last five years. The improved financial results reflect the Company's business strategy, including the high level of differentiated products within its product portfolio, its focus on high growth markets and its geographic balance.

         Net revenues. Net sales increased 6.1%, from $3,969.8 million in 1997 to $4,210.6 million in 1998. The increase in net sales was primarily the result of higher volume and an improved product mix, including sales of new products, partly offset by declining average selling prices. The exchange rate impact on net sales in 1998 due to a stronger U.S. dollar was estimated to be marginally unfavorable. Other revenues decreased from $49.4 million in 1997 to $37.2 million in 1998 due primarily to a reduction in licensing revenues. Net revenues increased 5.7%, from $4,019.2 million in 1997 to $4,247.8 million in 1998.

         The Telecommunications, Peripherals and Automotive Groups' net revenues increased 15.5% primarily as a result of volume increases in wireless telecommunications, automotive and printer products (partly offset by lower volumes in data storage products) and a more favorable product mix in data storage, automotive and printer products. The Discrete and Standard ICs Group's net revenues decreased 2.7%, as volume increases in basically all major product families and a more favorable product mix in transistors and standard commodities were more than offset by price declines in transistors, discrete devices, standard commodities and standard logic products. Net revenues of the Memory Products Group declined by 6.9% as the volume increases in EEPROMs, flash memories and smartcard ICs were more than offset by significant price declines in basically all product families (such as EPROMs, EEPROMs, smartcard ICs and flash memories). The Consumer and Microcontrollers Groups' net revenues increased 9.1% as a result of significantly higher volumes in digital image processing and graphics products.

Gross profit. The Company's gross profit increased 4.0%, from $1,561.8 million in 1997 to $1,624.8 million in 1998 primarily as a result of higher net revenues. As a percentage of net revenues, gross profit decreased from 38.9% in 1997 to 38.3% in 1998, being primarily impacted by the reduction in average selling prices and a higher depreciation charge.

Cost of sales. Cost of sales increased from $2,457.4 million in 1997 to $2,623.0 million in 1998, primarily due to a significant increase in production volume and the increased depreciation associated with new capital investments.

         The exchange rate impact on gross profit in 1998 compared to 1997 was estimated to be marginally favorable, as the negative impact of the appreciation of the U.S. dollar on net revenues was more than offset by the positive impact on cost of sales. See "-- Impact of Changes in Exchange Rates." Cost of sales in 1998 and 1997 was net of $3.1 million and $6.2 million, respectively, of funds received through government agencies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 7.4%, from $454.3 million in 1997 to $488.1 million in 1998, reflecting higher expenditure for information technology, marketing and administrative functions. As a percentage of net revenues, selling, general and administrative expenses increased slightly from 11.3% in 1997 to 11.5% in 1998.

Research and development expenses. Research and development expenses increased 12.9%, from $610.9 million in 1997 to $689.8 million in 1998. The Company continued to invest heavily in research and development. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 15.2% in 1997 to 16.2% in 1998.

Other income and expenses. Other income and expenses increased from income of $23.2 million in 1997 to income of $76.5 million in 1998. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The increase in other income and expenses resulted primarily from lower start-up costs of new production facilities and from an increase in funds received from government agencies in connection with the Company's research and development programs.

Operating income. The Company's operating income increased slightly, from $519.8 million in 1997 to $523.4 million in 1998. The exchange rate impact on operating income was estimated to be favorable, since the negative impact on net revenues was more than compensated by the favorable impact on cost of sales and operating expenses.

Net interest income (expense). Net interest income increased from an expense of $2.6 million in 1997 to an income of $8.7 million in 1998 primarily as a result of the increase in cash and cash equivalents following the 1998 Share Offering and the 1998 LYONs Offering completed on June 10, 1998.

Income tax expense. Provision for income tax was $120.4 million in 1998 compared to $113.0 million in 1997, primarily as a result of the increase in income before income taxes and minority interests and a higher effective tax rate. The accrued effective tax rate increased from 21.8% in 1997 to 22.6% in 1998. The still favorable 1998 rate was mainly due to the application of benefits in certain countries.

Net income. Net income in 1998 was $411.1 million, a slight increase from the 1997 net income of $406.6 million. As a percentage of sales, 1998 net income was 9.7%, compared to 10.1% of 1997 net income. Earnings per diluted shares were $1.44, basically equivalent to 1997 earnings per diluted share of $1.45. All per share numbers have been adjusted to reflect the 2-for-1 stock split effected in June 1999.

Quarterly Results of Operations

The following table sets forth certain financial information for the years 1998 and 1999. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by the Company in recent years, the increasingly competitive nature of the markets in which the Company operates, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

         The Company's quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of the Company's expenses varies with its revenues, there can be no assurance that the Company will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect the Company's operating results.

Quarter ended (unaudited)
(in millions, except
percentages                     April 4,    July 4,     Oct. 3,     Dec. 31,    April 3,       July 3,     Oct. 2,        Dec. 31,
and per share data)(1)            1998       1998        1998        1998         1999          1999        1999           1999
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement
of Income Data
Net revenues                    $1,005.4   $1,070.3    $1,039.4    $1,132.7    $1,113.3       $1,190.6    $1,274.2       $1,478.2
Cost of sales                     (620.4)    (660.3)     (643.7)     (698.6)     (685.4)        (719.9)     (766.8)        (882.4)
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                       385.0      410.0       395.7       434.1       427.9          470.7       507.4          595.8
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
Selling, general &
    administrative                (119.9)    (126.2)     (120.1)     (121.9)     (119.1)        (130.3)     (136.8)        (148.0)
Research & development            (166.4)    (176.2)     (168.0)     (179.2)     (193.5)        (202.8)     (205.5)        (234.1)
Other income & expenses             16.2       17.2        21.4        21.8        16.1           14.9         5.0            3.8
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses          (270.1)    (285.2)     (266.7)     (279.3)     (296.5)        (318.2)     (337.3)        (378.3)
----------------------------------------------------------------------------------------------------------------------------------
Operating income                   114.9      124.8       129.0       154.8       131.4          152.5       170.1          217.5
Net interest income (expense)       (1.1)        --         5.2         4.6         3.7            6.0         8.2           17.7
----------------------------------------------------------------------------------------------------------------------------------
Income before income
    taxes & minority interests     113.8      124.8       134.2       159.4       135.1          158.5       178.3          235.2
Income tax expense                 (23.6)     (26.7)      (32.5)      (37.6)      (29.9)         (35.4)      (41.6)         (50.3)
----------------------------------------------------------------------------------------------------------------------------------
Income before minority
    interests                       90.2       98.1       101.7       121.8       105.2          123.1       136.7          184.9
Minority interests                    --       (0.6)       (0.1)         --        (0.1)          (0.6)       (1.4)          (0.6)
----------------------------------------------------------------------------------------------------------------------------------
Net income                      $   90.2   $   97.5    $  101.6    $  121.8    $  105.1       $  122.5    $  135.3       $  184.3
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share (basic)      $    0.32  $    0.35   $    0.36   $    0.43   $    0.37      $    0.43   $    0.47      $    0.64
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share (diluted)    $    0.32  $    0.35   $    0.35   $    0.42   $    0.36      $    0.42   $    0.46      $    0.62
----------------------------------------------------------------------------------------------------------------------------------
Number or shares used in
    calculating earnings
    per share (basic)              278.2      279.8       284.4       284.4       285.0          285.5       286.1          288.9
Number or shares used in
    calculating earnings
    per share (diluted)            279.6      283.8       294.6       294.8       296.0          296.9       298.7          310.2
----------------------------------------------------------------------------------------------------------------------------------
As a Percentage of Net Revenues
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                       100.0%     100.0%      100.0%      100.0%      100.0%         100.0%      100.0%         100.0%
Cost of sales                      (61.7)     (61.7)      (61.9)      (61.7)      (61.6)         (60.5)      (60.2)         (59.7)
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                        38.3       38.3        38.1        38.3        38.4           39.5        39.8           40.3
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
Selling, general &
    administrative                 (11.9)     (11.8)      (11.6)      (10.8)      (10.7)         (10.9)      (10.7)         (10.0)
Research & development             (16.6)     (16.5)      (16.2)      (15.8)      (17.4)         (17.0)      (16.1)         (15.8)
Other income & expenses              1.6        1.7         2.1         2.0         1.5            1.2         0.3            0.2
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses           (26.9)     (26.6)      (25.7)      (24.6)      (26.6)         (26.7)      (26.5)         (25.6)
----------------------------------------------------------------------------------------------------------------------------------
Operating income                    11.4       11.7        12.4        13.7        11.8           12.8        13.3           14.7
Net interest income
    (expense)                       (0.1)        --         0.5         0.4         0.3            0.5         0.7            1.2
----------------------------------------------------------------------------------------------------------------------------------
Income before income
    taxes & minority
    interests                       11.3       11.7        12.9        14.1        12.1           13.3        14.0           15.9
Income tax expense                  (2.3)      (2.5)       (3.1)       (3.3)       (2.7)          (3.0)       (3.3)          (3.4)
----------------------------------------------------------------------------------------------------------------------------------
Income before minority
    interests                        9.0        9.2         9.8        10.8         9.4           10.3        10.7           12.5
Minority interests                    --       (0.1)         --          --          --             --        (0.1)            --
----------------------------------------------------------------------------------------------------------------------------------
Net income                           9.0%       9.1%        9.8%       10.8%        9.4%          10.3%       10.6%          12.5%
----------------------------------------------------------------------------------------------------------------------------------

(1) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999.

         In the fourth quarter 1999, the Company achieved very solid results of operations. The combination of strong contributions by all major applications, product groups and geographic regions and the Company's efficient worldwide manufacturing infrastructure enabled the Company to post the highest quarterly revenues and earnings in its history.

Net revenues. Fourth quarter 1999 net revenues recorded a 16.0% sequential improvement over the third quarter of 1999 and a 30.5% increase over the fourth quarter of 1998. The Company experienced strong sequential sales gains across all product groups in the fourth quarter of 1999. Third quarter 1999 revenues showed a 7.0% sequential increase over the second quarter of 1999 in spite of seasonal factors that generally reduce sales during the summer months and were 22.6% above 1998 third quarter net revenues. Second quarter 1999 net revenues increased 6.9% compared to the first quarter, and were 11.2% above second quarter 1998 net revenues. First quarter 1999 net revenues declined 1.7% compared to the fourth quarter of 1998 due to normal seasonal patterns, and were 10.7% above first quarter 1998 net revenues.

         With respect to the product groups, the Memory Products Group had the highest year-over-year and quarter-over-quarter results; its revenues in the 1999 fourth quarter rose nearly 41% in comparison to the 1998 fourth quarter and increased approximately 22% in comparison to the 1999 third quarter, reflecting the Company's significant progress in penetrating the market with new generation flash products. In the 1999 fourth quarter, net revenues from the Telecommunications, Peripherals and Automotive Group increased sequentially nearly 17%, reflecting the strength in sales of ICs for telecommunications, mainly wireless, hard disk drives, digital cellular phones and automotive applications. For the same period, net revenues from the Consumer and Microcontrollers Groups increased 15% and net revenues from the Discrete and Standards ICs Products Group increased slightly more that 13%. Overall, the Company's 16% sequential revenue growth of the 1999 fourth quarter resulted from the rapidly increasing demand for its products as well as its ability to effectively deploy its resources.

         In 1999, approximately 36% of the Company's net revenues originated in Europe, compared to approximately 42% in 1998. The Company's third quarter revenues in Europe have averaged slightly less than average revenues during other quarters due to production slowdowns by its European customers in July and August. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred.

Gross profit. In the fourth quarter, 1999, gross profit was $595.8 million, 37.2% above the year-ago period. Gross margin in the 1999 fourth quarter was 40.3%, representing a significant improvement compared to 38.3% in the fourth quarter 1998, and to 39.8% in the third quarter 1999.

Selling, general and administrative expenses. Selling, general and administrative expenses were $148.0 million in the fourth quarter 1999, or 10.0% of net revenues, compared to $121.9 million, or 10.8% of net revenues in the fourth quarter 1998.

Research and development expenses. In the fourth quarter 1999, research and development costs of $234.1 million increased 30.6% compared to the fourth quarter 1998. Research and development represented 15.8% of net revenues in the fourth quarter 1999, unchanged from a year-ago period.

Operating income. Operating income reached $217.5 million in the fourth quarter 1999 which represented an increase of 40.5% compared to the level of the fourth quarter 1998. Operating margin for the 1999 fourth quarter was 14.7% compared to 13.7% in the 1998 fourth quarter, and to 13.3% in the 1999 third quarter.

Net income. Net income for the 1999 fourth quarter rose sharply, increasing 51.3% to $184.3 million compared to $121.8 million in the 1998 fourth quarter and 36.2% compared to $135.3 million in the third quarter 1999. Earnings per diluted share increased 47.6% to $0.62 from $0.42 in the fourth quarter 1998. All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999.

         Looking ahead, due to improved order visibility, the Company believes that, in contrast to normal seasonal patterns, revenues may increase sequentially in the first quarter of 2000 compared to fourth quarter 1999 levels. Moreover, a modest sequential increase in gross margin may be expected in the first quarter, despite the use of external foundry services to complement the Company's internal capacity. The Company has entered 2000 very well positioned in terms of product portfolio and technology, strategic partnerships, financial position and backlog. In the fourth quarter, the Company made cap-ital investments of $536 million designed to progressively increase and enhance its capacity and ability to meet the high level of demand for its products during this market recovery.

Impact of Changes in Exchange Rates

The Company's results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro (with respect to prior periods, the Italian lira, the French franc, the German mark), the Japanese yen and other Asian currencies.

         Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

         Certain significant costs incurred by the Company, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where the Company's operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect the Company's costs and therefore its profitability.

         The appreciation in the U.S. dollar in 1999 compared to 1998 against the principal European and Asian currencies (excluding Japanese yen, which appreciated compared to the U.S. dollar) that have a material impact on the Company resulted in a favorable impact on results of operations for the period because of the favorable impact on cost of sales and operating expenses.

         The Company's principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, the Company purchases or sells currencies forward to cover currency risk in obligations or receivables. The Company has not experienced significant gains or losses as a result of exchange coverage activities. Its management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact the Company's results, thus making the Company's exposure to exchange rate fluctuations more concentrated.

         Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. See Note 2.3 to the Consolidated Financial Statements. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

         At December 31, 1999, the Company's outstanding indebtedness was denominated principally in U.S. dollars, Italian lire, and French francs. See
Note 13 to the Consolidated Financial Statements.

Liquidity and Capital Resources

         On September 22, 1999, the Company completed an equity offering of 2,990,000 shares of capital stock at $74.6250 per share (the "1999 Share Offering"). The net proceeds to the Company in connection with the 1999 Share Offering were $216.8 million. On September 22, 1999, the Company also completed a debt offering of $720.9 million aggregate initial principal amount of zero-coupon convertible Liquid Yield Option NotesTM due 2009 (the "1999 LYONs"), with yield to maturity of 2.4375% per annum (the "1999 LYONs Offering"). The net proceeds to the Company in connection with the 1999 LYONs Offering was $708.3 million. The Company's net cash generated from operations totalled $1,469.3 million in 1999 compared to $1,012.5 million in 1998 and $983.8 million in 1997. Significant amounts of net cash generated from operations in 1997, 1998 and 1999 coupled with the capital increases and debt offering undertaken by the Company in September 1999, and in June 1998, enabled the Company to finance capital expenditures and strengthen its balance sheet over the last five years. The Company had a positive net financial position (cash, cash equivalents and marketable securities net of total debt) of $351.4 million at December 31, 1999 compared to a positive net financial position of $153.7 million at December 31, 1998. At December 31, 1999, cash and cash equivalents totalled $1,823.1 million, compared to $1,100.7 million at December 31, 1998 and $702.2 million at December 31, 1997. At December 31, 1999, the aggregate amount of the Company's long-term credit facilities was approximately $1,445 million, all of which was outstanding, and additionally the aggregate amount of the Company's short-term facilities was approximately $1,063 million, under which approximately $26 million of indebtedness was outstanding. At December 31, 1999, the Company had approximately $97 million of long-term indebtedness that will become due within one year and expects to fund such debt repayments from available cash. During the fourth quarter 1999, certain holders of the 1998 LYONs Offering converted their debt into shares of common stock for an amount of $52.5 million principal amount at maturity.

         In 1999, the Company's capital expenditure payments totalled $1,347.5 million, compared to $947.3 million in 1998. Capital expenditures for 1999 were devoted principally to (i) expand a 6-inch facility and the construction of a new 8-inch front-end facility in Agrate, Italy, (ii) equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy, plant, (iii) expand the 8-inch front-end wafer fabrication plant in Crolles, France, (iv) expand the 6-inch facility in Carrollton, Texas, (v) upgrade the 6-inch front-end facility in Rousset, France, (vi) ramp-up of production at the Phoenix, Arizona, 8-inch front-end facility, (vii) construct the new 8-inch front-end plant in Rousset, France, (viii) expand the back-end facilities in Muar, Malaysia and (ix) expand the back-end facilities in Morocco, Malta and Shenzhen, China. Capital expenditures for 1998 were devoted principally to (i) expand the 8-inch front-end wafer fabrication plant in Crolles, France, (ii) equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy, plant, (iii) extend and convert an existing facility in Agrate, Italy, (iv) expand the 6-inch facility in Carrollton, Texas, (v) ramp-up production at the Phoenix, Arizona, 8-inch front-end facility, (vi) expand the back-end facilities in Muar, Malaysia and (vii) expand the back-end facilities in Morocco, Malta and Shenzhen, China.

         The Company currently expects approximately $2.3 billion capital spending for 2000, significantly higher than in 1998 and 1999. The most significant of the Company's 2000 capital expenditure projects are expected to be (i) the conversion from 6-inch to 8-inch and expansion at one of its front-end wafer fabrication plants in Agrate, Italy, (ii) the increase of capacity of the 8-inch facilities in Catania, Italy, (iii) the completion of construction of its new 8-inch front-end wafer fabrication facility in Rousset, France, (iv) the conversion of its facilities in Crolles, France, to 0.25 micron and 0.18 micron processes, (v) the construction of a new 8-inch fab facility and the equipment of a new 6-inch facility in Singapore, (vi) the increase of capacity of its 8-inch facilities in Phoenix, Arizona, and of the 6-inch facility in Carrollton and (vii) the expansion of the back-end facilities in Muar, Morocco and Singapore. The Company has also identified an additional 8-inch wafer fabrication facility to be built in Italy that is planned to be operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with LETI and CNET, which are already working with the Company in Crolles. As of December 31, 1999, the Company had commitments of approximately $1.2 billion for equipment purchases. The Company will continue to monitor its level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

         At December 31, 1999, the Company's receivables from government agencies totalled $152.2 million compared to $261.2 million in 1998 and $154.9 million in 1997. The decrease in 1999 was due primarily to the cash recognition of certain government contracts. See Note 6 to the Consolidated Financial Statements. In 1999, the Company's advances from government agencies totalled $38.7 million compared to $14.1 million in 1998 and $10.1 million in 1997. See
Note 14 to the Consolidated Financial Statements. The timing of receipt of funds under government contracts has been delayed from time to time in the past, and while generally the Company has received the amounts recorded in such receivables, there have been instances in which such funds ultimately have not been paid.

         The Company expects to have significant capital requirements in the coming years and intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support) and may make recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to the Company.

         The Company believes that its available funds, available support from third parties, and additional borrowings will be sufficient to meet its anticipated needs for liquidity through at least 2001.

New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 is required to be adopted for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company will adopt the standards required by this statement in 2001. Management has not fully evaluated the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure.

Year 2000

The overall cost of the Company's year 2000 readiness was below the Company's expectations and totalled approximately $30 million, including both expenses and capital expenditures. The Company instituted heightened year 2000 procedures to detect and remedy year 2000-related problems from December 31, 1999 to January 9, 2000, and at the end of January no significant year 2000-related problems were detected. The Company will institute similar year 2000 follow- up procedures at the end of February (a leap year), March (first quarter) and December (year end), with support teams available in case of need.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries have agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation.

         The Company does not expect that introduction and use of the euro will materially affect its foreign exchange activities, or its use of derivatives and other financial instruments, or will result in any material increase in costs to the Company. The Company will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Consolidated Statement of Income

Year ended December 31,
(in thousands of US dollars except per share amounts)

                                                      1997          1998         1999
-----------------------------------------------------------------------------------------
Net sales                                          3,969,773     4,210,618     5,023,109
Other revenues                                        49,372        37,134        33,167
-----------------------------------------------------------------------------------------
Net revenues                                       4,019,145     4,247,752     5,056,276
   Cost of sales                                  (2,457,386)   (2,622,943)   (3,054,476)
-----------------------------------------------------------------------------------------
Gross profit                                       1,561,759     1,624,809     2,001,800
   Selling, general and administrative              (454,311)     (488,072)     (534,178)
   Research and development                         (610,847)     (689,785)     (835,964)
   Other income and expenses                          23,218        76,458        39,840
-----------------------------------------------------------------------------------------
Operating income                                     519,819       523,410       671,498
   Net interest income (expense)                      (2,646)        8,691        35,624
-----------------------------------------------------------------------------------------
Income before income taxes & minority interests      517,173       532,101       707,122
   Income tax expense                               (113,017)     (120,351)     (157,214)
-----------------------------------------------------------------------------------------
Income before minority interests                     404,156       411,750       549,908
-----------------------------------------------------------------------------------------
Minority interests                                     2,398          (629)       (2,656)
-----------------------------------------------------------------------------------------
Net income                                           406,554       411,121       547,252
-----------------------------------------------------------------------------------------
Earnings per share (Basic)                              1.46          1.46          1.91
-----------------------------------------------------------------------------------------
Earnings per share (Diluted)                            1.45          1.44          1.87
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31,
(in thousands of US dollars)
                                                         1998           1999
--------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                           1,100,752     1,823,086
   Trade accounts and notes receivable                   779,489       913,282
   Inventories                                           644,279       619,402
   Other receivables and assets                          496,582       435,784
--------------------------------------------------------------------------------
Total current assets                                   3,021,102     3,791,554
--------------------------------------------------------------------------------
Intangible assets, net                                    33,571       179,947
Property, plant and equipment, net                     3,333,005     3,873,019
Investments and other non-current assets                  46,351        85,783
--------------------------------------------------------------------------------
                                                       3,412,927     4,138,749
--------------------------------------------------------------------------------
Total assets                                           6,434,029     7,930,303
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
   Bank overdrafts                                       146,040        26,471
   Current portion of long-term debt                      45,245        96,669
   Trade accounts and notes payable                      564,457       998,881
   Other payables and accrued liabilities                327,681       381,845
   Accrued and deferred income tax                       173,097       189,308
--------------------------------------------------------------------------------
Total current liabilities                              1,256,520     1,693,174
--------------------------------------------------------------------------------
   Long-term debt                                        755,864     1,348,477
   Reserves for pension and termination indemnities      111,803       108,294
   Other non-current liabilities                         204,520       191,660
--------------------------------------------------------------------------------
                                                       1,072,187     1,648,431
--------------------------------------------------------------------------------
Total liabilities                                      2,328,707     3,341,605
Minority interests                                        22,012        24,757
--------------------------------------------------------------------------------
   Common stock                                        1,096,743     1,112,680
   Capital surplus                                     1,135,526     1,395,307
   Accumulated result                                  2,027,413     2,551,817
   Accumulated other comprehensive income               (176,372)     (495,863)
--------------------------------------------------------------------------------
Shareholders' equity                                   4,083,310     4,563,941
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity             6,434,029     7,930,303
--------------------------------------------------------------------------------

Commitments and contingencies: Notes 20 and 21
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

Year ended December 31,
(in thousands of US dollars)

                                                            1997           1998          1999
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                              406,554       411,121       547,252
   Add (deduct) non-cash items:
      Depreciation and amortization                        608,123       704,004       806,789
      Other non-cash items                                  19,015        13,016         4,527
      Minority interest in net income of subsidiaries       (2,398)          629         2,656
      Deferred taxes                                        (3,157)       34,333        28,711
   Changes in assets and liabilities:
      Trade accounts and notes receivable                  (74,721)     (115,879)     (164,564)
      Inventories                                         (149,642)      (18,807)      (38,340)
      Trade accounts and notes payable                      73,790        45,982       208,899
      Other assets and liabilities, net                    106,227       (61,852)       73,352
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                  983,791     1,012,547     1,469,282
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Payment for purchases of tangible assets             (1,035,434)     (947,253)   (1,347,537)
   Other investing activities                              (11,576)      (18,997)     (190,290)
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                   (1,047,010)     (966,250)   (1,537,827)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                250,759       424,955       756,836
   Repayment of long-term debt                             (80,238)      (72,396)      (48,080)
   Increase (decrease) in short-term facilities             68,869      (233,261)     (110,308)
   Capital increase                                          9,669       233,334       230,437
   Dividends paid                                             --            --         (22,848)
-----------------------------------------------------------------------------------------------
Net cash provided by financing activities                  249,059       352,632       806,037
-----------------------------------------------------------------------------------------------
   Effect of changes in exchange rates                     (35,579)         (334)      (15,158)
-----------------------------------------------------------------------------------------------
Net cash increase                                          150,261       398,595       722,334
-----------------------------------------------------------------------------------------------
Cash and cash equivalents
at beginning of the period                                 551,896       702,157     1,100,752
-----------------------------------------------------------------------------------------------
Cash and cash equivalents
at end of the period                                       702,157     1,100,752     1,823,086
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

                                                                                    Accumulated
                                                                                          Other
(in thousands of US dollars,             Common       Capital     Accumulated     Comprehensive        Shareholders'
except per share amounts)                 Stock       Surplus          Result     Income (Loss)              Equity
--------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996        1,072,933      930,330        1,209,738          47,019          3,260,020
--------------------------------------------------------------------------------------------------------------------
Capital increase                           1,057          615                                               1,672
Comprehensive income
Net Income                                                             406,554                            406,554
Other comprehensive income, net of tax                                                (360,800)          (360,800)
                                                                                                         -----------
Comprehensive income                                                                                       45,754
--------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1997        1,073,990      930,945        1,616,292         (313,781)        3,307,446
--------------------------------------------------------------------------------------------------------------------
Capital increase                          22,753      204,581                                             227,334
Comprehensive income
Net Income                                                             411,121                            411,121
Other comprehensive income, net of tax                                                  137,409           137,409
                                                                                                         -----------
Comprehensive income                                                                                      548,530
--------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998        1,096,743    1,135,526        2,027,413         (176,372)        4,083,310
--------------------------------------------------------------------------------------------------------------------
Capital increase                          15,937      259,781                                             275,718
Comprehensive income
Net Income                                                             547,252                            547,252
Other comprehensive income, net of tax                                                 (319,491)         (319,491)
                                                                                                         -----------
Comprehensive income                                                                                      227,761
Dividends, $0.08 per share                                             (22,848)                           (22,848)
--------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999        1,112,680    1,395,307        2,551,817         (495,863)        4,563,941
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except per share amounts)


1 The Company
--------------------------------------------------------------------------------
STMicroelectronics N.V. (formerly known as SGS-THOMSON Microelectronics N.V.) (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices that are used in a wide variety of microelectronic applications.

            The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

            At December 31, 1999, the Company was 44.80% (December 31, 1998:
56.05%) owned by STMicroelectronics Holding II B.V., and 55.20% by the public (December 31, 1998: 43.95%).

            At December 31, 1998, and at December 31, 1999, STMicro-electronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

            At December 31, 1998, STMicroelectronics Holding N.V. was owned as follows:

            o 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

            o 50% by M.E.I.--Microelettronica Italiana s.r.l. ("M.E.I."), an Italian holding company, whose shareholders are Comitato per l'Intervento nella SIR ed in Settori ad Alta Tecnologia ("Comitato SIR") (49.9%) and Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (50.1%).

            At December 31, 1999, STMicroelectronics Holding N.V. was owned as follows:

            o 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

            o 50% by Finmeccanica, an Italian holding company, whose shareholders are Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (54.2%), the Italian Ministry of Treasury (28.9%) and the public (16.9%).

2 Summary of accounting policies
--------------------------------------------------------------------------------

2.1 Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2 Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates and may affect amounts reported in future periods.

2.3 Foreign currency

The U.S. dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the world-wide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

            The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in "other comprehensive income."

            Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

            The Company conducts its business on a global basis in various major international currencies. As a result, it is exposed to adverse movements in foreign currency exchange rates. The Company covers certain portions of its foreign currency exposure primarily through the use of foreign exchange forward contracts and option contracts. Generally, gains and losses associated with exchange rate changes on foreign exchange forward contracts are recorded currently in "other income and expenses," while the interest element is recognized over the life of each contract and is included in operations. The Company utilizes foreign exchange forward contracts and foreign exchange options to manage the effect of currency fluctuations on its probable anticipated transactions. The Company does not enter into foreign exchange forward contracts or option contracts for speculative or trading purposes.

2.4 Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.5 Income recognition

Sales: Revenue on sales of semiconductor products is recognized upon shipment of the products. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

Subsidies: Government subsidies are recognized as the related costs are incurred, commencing when the subsidies' contract is signed with the relevant government department or agency. Government subsidies for research and development are included in "other income and expenses." Government subsidies for industrialization costs (certain costs incurred to bring prototype products to the production stage) are offset against related expenses in "cost of sales." Government subsidies for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets' remaining estimated useful lives.

2.6 Advertising costs

Advertising costs are expensed as incurred. Advertising expenses for 1997, 1998 and 1999 were $14,523, $16,012 and $21,102, respectively.

2.7 Research and development

Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by other research and development interest groups.

2.8 Start-up costs

Start-up costs incurred to expand the Company's manufacturing facilities are included in "other income and expenses" in the accompanying consolidated statement of income.

2.9 Income taxes

The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future.

2.10 Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (less interest expense, net of tax effects, related to convertible debt) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.11 Cash equivalents

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

2.12 Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis which approximates actual cost on a current average basis.

2.13 Intangible assets

Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from five to ten years, and goodwill acquired in business combinations amortized over its estimated useful life, generally five years.

            The carrying value of long-lived assets, including intangibles, is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flow to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

2.14 Property, plant and equipment

Property, plant and equipment are stated at cost, net of government subsidies. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

-------------------------------------------------------------------------------
Buildings                                                              33 years
Leasehold improvements                                                 10 years
Machinery and equipment                                                 6 years
Computer and R&D equipment                                            3-6 years
Other                                                                 2-5 years
-------------------------------------------------------------------------------

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

2.15 Investments

The equity accounting method is used when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee. The Company also holds certain equity investments constituting less than 20% ownership of the investee. These investments are carried at historical cost. Although the market value of the investments is not readily determinable, management believes the fair value of these investments exceed their carrying amounts.

2.16 Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. Upon retirement, the Company's employees receive benefits provided by the pension plan arrangements. These plans conform with local regulations and practices of the countries in which the Company operates.

2.17 Comprehensive income

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 established standards for reporting comprehensive income and its components and accumulated balances. Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-owner sources, and includes all changes in equity except those resulting from investment by owners and distributions to owners. In the Company's case, "other comprehensive income" consists of foreign currency translation adjustments.

2.18 Stock split

In May 1999, the Company's shareholders approved a two-for-one stock split of the Company's common stock. The record date for the stock split was June 16, 1999, and the distribution date was June 17, 1999. All earnings per share amounts, references to common stock, shareholders' equity amounts and stock option plan data have been restated as if the stock split had occurred as of the earliest period presented.

2.19 New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 is required to be adopted for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company will adopt the standards required by this statement in 2001. Management has not fully evaluated the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure.

3 Consolidated Entities
--------------------------------------------------------------------------------------------

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 1999:

                                                                                 Percentage
                                                                                  Ownership
                                                                                 (Direct or
Legal Seat                                  Name                                   Indirect)
--------------------------------------------------------------------------------------------
United Kingdom          London              STMicroelectronics LTD                      100
                        London              Thomson Components LTD                      100
                        Bristol             STMicroelectronics E.E.I.G.                 100
                        Edinburgh           VLSI Vision LTD                             100
Sweden                  Stockholm           STMicroelectronics A.B.                     100
Germany                 Munich              STMicroelectronics GmbH                     100
Switzerland             Geneva              STMicroelectronics S.A.                     100
Malta                   Malta               STMicroelectronics LTD                      100
Spain                   Madrid              STMicroelectronics S.A.                     100
France                  Paris               STMicroelectronics S.A.                     100
                        Paris               STMicroelectronics S.A.S.                   100
Italy                   Milano              STMicroelectronics S.R.L.                   100
                        Catania             CO.RI.M.ME.                                 100
                        Milano              Accent S.R.L.                                51
Singapore               Singapore           STMicroelectronics PTE LTD                  100
                        Singapore           STMicroelectronics ASIA PACIFIC PTE LTD     100
Malaysia                Muar                STMicroelectronics SDN BHD                  100
                        Muar                STMicroelectronics (Malaysia) SDN BHD       100
Japan                   Tokyo               STMicroelectronics KK                       100
Hong Kong               Hong Kong           STMicroelectronics LTD                      100
Australia               Sydney              STMicroelectronics PTY LTD                  100
United States           Dallas              STMicroelectronics Inc.                     100
                        Rancho Bernardo     STMicroelectronics (RB), Inc.               100
                        Dallas              STMicroelectronics Leasing Co. Inc.         100
                        La Jolla            Metaflow Technologies Inc.                  100
                        Santa Clara         Arithmos Inc.                               100
Brazil                  Sao Paulo           STMicroelectronics Ltda                     100
Morocco                 Casablanca          STMicroelectronics S.A.                     100
                        Casablanca          Electronic Holding S.A.                     100
China                   Shenzhen            Shenzhen STS Microelectronics Co. LTD        60
                        Shenzhen            STMicroelectronics (Shenzhen) Co. LTD.      100
India                   New Delhi           STMicroelectronics PTE LTD                  100
Finland                 Helsinki            STMicroelectronics OY                       100
--------------------------------------------------------------------------------------------

4 Trade accounts and notes receivable
--------------------------------------------------------------------------------

Trade accounts and notes receivable consist of the following:

December 31,                                               1998            1999
--------------------------------------------------------------------------------
Trade accounts and notes receivable                     789,983         924,872
Less valuation allowance                                (10,494)        (11,590)
--------------------------------------------------------------------------------
Total                                                   779,489         913,282
--------------------------------------------------------------------------------

During 1997 and 1998 no customer individually represented over ten percent of consolidated net revenues. In 1999, one customer represented 11.4% of consolidated net revenues.

5 Inventories
--------------------------------------------------------------------------------

Inventories consist of the following:

December 31,                                               1998            1999
--------------------------------------------------------------------------------
Raw materials                                           107,546          101,590
Work-in-process                                         392,666          395,320
Finished products                                       144,067          122,492
--------------------------------------------------------------------------------
Total                                                   644,279          619,402
--------------------------------------------------------------------------------

6 Other receivables and assets
--------------------------------------------------------------------------------

Other receivables and assets consist of the following:

December 31,                                               1998             1999
--------------------------------------------------------------------------------
Receivables from government
  agencies                                              261,194          152,237
Taxes and other government
  receivables                                            64,573           61,523
Down payment to suppliers                                 6,274           11,394
Loans to employees                                        3,580            3,557
Prepaid expenses                                         18,222           17,648
Sundry debtors                                           23,989           35,053
Deferred tax assets                                      80,247           73,079
Other                                                    38,503           81,293
--------------------------------------------------------------------------------
Total                                                   496,582          435,784
--------------------------------------------------------------------------------

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital expenditures.

7 Intangible assets
--------------------------------------------------------------------------------

Intangible assets consist of the following:

December 31,                                             1998              1999
--------------------------------------------------------------------------------
Goodwill                                                6,734            67,417
Technologies and licenses                              86,368           202,560
Less accumulated amortization                         (59,531)          (90,030)
--------------------------------------------------------------------------------
Total                                                  33,571           179,947
--------------------------------------------------------------------------------

8 Property, plant and equipment
--------------------------------------------------------------------------------

Property, plant and equipment consist of the following:

December 31, 1998                         Gross    Depreciation              Net
--------------------------------------------------------------------------------
Land and buildings                      506,140        (118,415)         387,725
Machinery and
    equipment                         5,357,281      (2,866,957)       2,490,324
Other tangible
    fixed assets                        360,123        (253,956)         106,167
Construction in
    progress                            348,789            --            348,789
--------------------------------------------------------------------------------
Total                                 6,572,333      (3,239,328)       3,333,005
--------------------------------------------------------------------------------

December 31, 1999                         Gross    Depreciation              Net
--------------------------------------------------------------------------------
Land and buildings                      616,035        (132,973)         483,062
Machinery and
  equipment                           6,216,830      (3,266,819)       2,950,011
Other tangible
  fixed assets                          321,494        (235,968)          85,526
Construction in
  progress                              354,420            --            354,420
--------------------------------------------------------------------------------
Total                                 7,508,779      (3,635,760)       3,873,019
--------------------------------------------------------------------------------

9 Investments and other non-current assets
--------------------------------------------------------------------------------

Investments and other non-current assets consist of the following:

December 31,                                                 1998           1999
--------------------------------------------------------------------------------
Investments                                                11,403         20,056
Long-term deposits and receivables                         13,053         12,435
Deferred tax assets                                        12,547         33,373
Debt issuance costs                                         9,348         19,919
--------------------------------------------------------------------------------
Total                                                      46,351         85,783
--------------------------------------------------------------------------------

10 Shareholders' equity
--------------------------------------------------------------------------------

Public offerings of shares: In connection with a secondary offering of common stock in June 1998, the Company issued 6,000,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $20,378 and $188,320, respectively. In connection with a secondary offering of common stock in September 1999, the Company issued 2,990,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $9,740 and $207,027, respectively.

Outstanding shares: The authorized share capital of the Company is EUR 1,809,600,000, consisting of 400,000,000 common shares and 180,000,000 preference shares each with a nominal value of EUR 3.12. As of December 31, 1997, 1998 and 1999, the number of shares of common stock outstanding at a par value of EUR 3.12 was 278,264,794 shares, 284,956,212 shares and 289,808,140 shares, respectively. There were no preference shares outstanding as of December 31, 1998 and 1999.

Preference shares: In May 1999, the Company's shareholders approved the creation of 180,000,000 preference shares. The preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. In May 1999, the Company entered into an option agreement with ST Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 180,000,000 preference shares to be issued to ST Holding II B.V. upon their request based on approval by the Company's Supervisory Board. ST Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 33% of the Company's issued share capital.

Stock option plans: In 1989, the Shareholders voted to adopt the 1989 Stock Option Plan (the "1989 Plan") and approved the issuance of 3,268,800 options to 136 employees to purchase common stock. Under the 1989 Plan, the options vested over four years and were exercisable for ten years at an exercise price of NLG 8.75.

            In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 11,000,000 shares may be granted in installments over a five year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant, and generally vest over four years and are exercisable over a period of eight years. In March 1996, the Company granted 2,400,000 options to employees at an exercise price of $18.13 per share. In September 1997, the Company granted 1,291,000 options to employees at an exercise price of $42.69 per share. In July 1998, the Company granted 1,300,000 options to employees at an exercise price of $36.09 per share. In September 1999, the Company granted 2,959,400 options to employees at an exercise price of $74.63 per share.

            In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby members of the Supervisory Board were eligible to receive, during the three year period 1996-1998, 6,000 options for 1996 and 3,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, professionals of the Supervisory Board were eligible to receive 3,000 options for 1996 and 1,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant. In October 1996, options to purchase 66,000 shares were granted at an exercise price of $27.00 per share. In September 1997, options to purchase 30,000 shares were granted at an exercise price of $42.69 per share. In July 1998, options to purchase 30,000 shares were granted at an exercise price of $36.09 per share.

            In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby members of the Supervisory Board may receive, during the three year period 1999-2001, 6,000 options for 1999 and 3,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, professionals of the Supervisory Board may receive 3,000 options for 1999 and 1,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant. In September 1999, options to purchase 60,000 shares were granted at an exercise price of $74.63 per share.

            A summary of stock option activity for the plans for the three years ended December 31, 1999, follows:

                                               Number of                       Price Per Share
                                                                 -----------------------------
                                                  Shares                  Range        Average
----------------------------------------------------------------------------------------------
Outstanding at
  December 31, 1996                            2,989,820           $5.20-$27.00         $16.08
Options granted:
  1995 Plan                                    1,291,000                 $42.69         $42.69
  Supervisory Board Plan                          30,000                 $42.69         $42.69
Options cancelled                                (36,000)         $18.13-$42.69         $22.49
Options exercised                               (274,760)          $4.51-$18.13         $ 5.18
----------------------------------------------------------------------------------------------
Outstanding at
  December 31, 1997                            4,000,060           $4.51-$42.69         $25.43
Options granted:
  1995 Plan                                    1,300,000                 $36.09         $36.09
  Supervisory Board Plan                          30,000                 $36.09         $36.09
Options cancelled                                (19,130)         $18.13-$42.69         $23.99
Options exercised                               (114,820)          $4.61-$27.00         $ 6.41
----------------------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                            5,196,110           $4.61-$42.69         $28.59
Options granted:
  1995 Plan                                    2,959,400                 $74.63         $74.63
  Supervisory Board Plan                          60,000                 $74.63         $74.63
Options cancelled                                (53,880)         $18.13-$74.63         $42.90
Options exercised                               (922,400)          $4.00-$42.69         $16.42
----------------------------------------------------------------------------------------------
Outstanding at
  December 31, 1999                            7,239,230          $18.13-$74.63         $49.22
----------------------------------------------------------------------------------------------


Stock options exercisable were as follows:

Year Ended December 31,              1997                1998              1999
--------------------------------------------------------------------------------
Options exercisable                348,060            273,640           877,110
Weighted average
  exercise price                     $9.27             $14.75            $19.37
--------------------------------------------------------------------------------

The weighted average remaining contractual life of options outstanding as of December 31, 1999 was 6.4 years.

Employee stock purchase plans: In June 1998, the Company offered to certain of its employees world-wide the right to acquire up to 800 shares of capital stock per employee, at a price of $31.76 (189 French francs, 55,400 Italian lira) per share, representing a discount of twelve percent from the market price. A total of 576,598 shares were issued to participating employees world-wide as a result of the offering.

Fair value of stock-based compensation: The Company has various stock option plans and employee stock purchase plans, as described above. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

            Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS
123. The fair value if the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The fair value was estimated using the following weighted-average assumptions:

                                               1997          1998          1999
--------------------------------------------------------------------------------
Expected life (years)                             5             5             5
Volatility                                     40.7%         38.2%         41.0%
Risk-free interest rate                         6.2%          5.4%          5.8%
Dividend yield                                  --            --            0.1%
--------------------------------------------------------------------------------

The weighted average fair value of options granted during 1997, 1998 and 1999 was $19.20, $16.95 and $33.24 per option, respectively.

            If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with FAS 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

Year ended December 31,                     1997            1998            1999
--------------------------------------------------------------------------------
Net income
  Pro forma                              399,509         393,949         522,593
Pro forma earnings
  per share
  Basic                                     1.44            1.40            1.82
  Diluted                                   1.43            1.38            1.78
--------------------------------------------------------------------------------

These pro forma amounts include amortized fair values attributable to stock-based awards granted after December 31, 1995 only, and are therefore not representative of future pro forma amounts.

Retained earnings: At December 31, 1999, the amount of retained earnings available to pay dividends under Dutch law was approximately $3,653,000 (1998:
$2,987,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands. The Company's subsidiaries are subject to the laws of the countries in which they are domiciled. These laws may restrict the ability of the subsidiaries to transfer funds to the Company. Such restrictions are not considered to be significant as of December 31, 1999.

11 Earnings per share
--------------------------------------------------------------------------------

For the years ended December 31, 1997, 1998 and 1999 earnings per share (EPS) was calculated as follows:

Year Ended
December 31,                                1997           1998             1999
--------------------------------------------------------------------------------
Basic EPS
Net income                               406,554         411,121         547,252
Weighted average
   shares outstanding                278,185,800     281,704,016     286,370,556
Basic EPS                                   1.46            1.46            1.91
Diluted EPS
Net income                               406,554         411,121         547,252
Convertible debt
   interest, net of tax                        0           4,566          13,387
--------------------------------------------------------------------------------
Net income adjusted                      406,554         415,687         560,639
Weighted average
   shares outstanding                278,185,800     281,704,016     286,370,556
Dilutive effect of
   stock options                       1,515,392       1,265,126       2,665,186
Dilutive effect
   of convertible debt                         0       5,141,918      11,372,228
--------------------------------------------------------------------------------
Number of shares
   used in calculating EPS           279,701,192     288,111,060     300,407,970
Diluted EPS                                 1.45            1.44            1.87
--------------------------------------------------------------------------------


12 Retirement plans
--------------------------------------------------------------------------------

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. The Company also has a defined benefit termination plan in Italy whereby an indemnity is paid to personnel upon termination of employment.

December 31,                                                1998           1999
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                  169,455        195,115
Service cost                                              17,045         20,318
Interest cost                                              7,551          8,642
Benefits paid                                             (8,293)        (8,883)
Actuarial losses                                           4,034          9,137
Foreign currency
   translation adjustments                                 7,258        (19,939)
Other                                                     (1,935)        (1,737)
--------------------------------------------------------------------------------
Benefit obligation at end of year                        195,115        202,653
--------------------------------------------------------------------------------
Change in plan assets:
Plan assets at fair value at beginning
   of year                                                77,455         83,238
Actual return on plan assets                               8,228         13,424
Employer contributions                                     5,223         13,853
Benefits paid                                             (8,293)        (8,883)
Foreign currency translation
   adjustment                                              1,062         (2,236)
Other                                                       (437)            53
--------------------------------------------------------------------------------
Plan assets at fair value at end of year                  83,238         99,449
--------------------------------------------------------------------------------
Funded status                                           (111,877)      (103,204)
Unrecognized prior service cost                            7,848          7,853
Unrecognized transition obligation                        (3,281)        (3,022)
Unrecognized net actuarial gain (loss)                       820         (2,034)
--------------------------------------------------------------------------------
Accrued benefit cost                                    (106,490)      (100,407)
--------------------------------------------------------------------------------
Net amount recognized in the balance
sheet consists of the following:
Prepaid benefit cost                                       3,883          5,663
Accrued benefit liability                               (111,803)      (108,294)
Intangible asset                                           1,430          2,224
--------------------------------------------------------------------------------
Net amount recognized                                   (106,490)      (100,407)
--------------------------------------------------------------------------------

Each year, the liability for the Italian indemnity plan is adjusted to reflect current year compensation as well as a revaluation of prior years' accruals based on an index. The plan is unfunded, and all participants are fully vested.

            The components of the net periodic benefit cost includes the following:

December 31,                                  1997           1998          1999
--------------------------------------------------------------------------------
Service cost                                 17,501        17,045        20,318
Interest cost                                 8,155         7,551         8,642
Expected return on
   plan assets                               (4,478)       (6,147)       (5,955)
Amortization of
   unrecognized
   transition obligation                       (282)         (366)         (324)
Recognized gains
   and losses                                    56            56           503
Recognition of prior
   service cost                                 553           762           850
--------------------------------------------------------------------------------
Net periodic benefit cost                    21,505        18,901        24,034
--------------------------------------------------------------------------------

The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

Assumptions                                 1997          1998          1999
--------------------------------------------------------------------------------
Discount rate                               5.98%         5.97%         4.72%
Salary increase rate                        4.21%         4.18%         3.50%
Expected rate of return
  on funds                                  8.53%         8.43%         7.04%
--------------------------------------------------------------------------------

13 Long-term debt
--------------------------------------------------------------------------------

Long-term debt, all of which is unsecured, includes debt held by the following subsidiaries:

                                                            1998            1999
--------------------------------------------------------------------------------
STMicroelectronics SA (France)
- 4.97% Bank Loan due 2002                                35,712          30,718
- 4.95% Bank Loan due 2002                                35,712          30,718
- 4.39% Other Bank Loans                                  27,204          21,557
STMicroelectronics s.r.l. (Italy)
- 5.68% Bank Loan due 2002                                60,492          52,033
- 5.35% Bank Loan due 2006                                44,914          34,322
- 2.15% Government Loan
      due 2000                                            40,276          18,507
- 4.70% Other Bank Loans                                  86,070          76,727
STMicroelectronics N.V. (Netherlands)
- 1.75% Liquid Yield Option Notes
      (LYONs due 2008)                                   435,885         398,251
- 2.44% Liquid Yield Option Notes
      (LYONs due 2009)                                      --           725,813
STMicroelectronics (other countries)
- 6.01% Other Bank Loans                                  34,844          56,500
--------------------------------------------------------------------------------
Total long-term debt                                     801,109       1,445,146
      Less current portion                                45,245          96,669
--------------------------------------------------------------------------------
Total long-term debt, less
      current portion                                    755,864       1,348,477
--------------------------------------------------------------------------------

Long-term debt is denominated in the following currencies:

December 31,                                           1998                 1999
--------------------------------------------------------------------------------
U.S. dollar                                         455,885            1,157,366
Italian lira                                        231,752              192,432
French franc                                         98,628               82,993
Other                                                14,844               12,355
--------------------------------------------------------------------------------
Total                                               801,109            1,445,146
--------------------------------------------------------------------------------

Aggregate future maturities of long-term debt outstanding are as follows:

                                                                           1999
--------------------------------------------------------------------------------
2000                                                                     96,669
2001                                                                     86,976
2002                                                                     87,168
2003                                                                      9,688
2004                                                                     10,795
Thereafter                                                            1,153,850
--------------------------------------------------------------------------------
Total                                                                 1,445,146
--------------------------------------------------------------------------------

In June 1998, the Company issued $513,852 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of $421,837. The notes are convertible at any time by the holders at the rate of 17.904 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on June 10, 2003 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

            In September 1999, the Company issued $918,530 face value of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708,288. The notes are convertible at any time by the holders at the rate of
8.764 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on September 22, 2004 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

            During 1999, $52,476 face amount of LYONs were converted into 939,528 shares of common stock.

Credit facilities: The Company has revolving line of credit agreements with several financial institutions totaling $1,062,600. At December 31, 1999, amounts available under the lines of credit are reduced by borrowings of $26,471 at an average interest rate of 4.73%.

14 Other payables and accrued liabilities
--------------------------------------------------------------------------------

Other payables and accrued liabilities consist of the following:

December 31,                                                1998            1999
--------------------------------------------------------------------------------
Taxes other than income taxes                             29,825          64,950
Salaries and wages                                        78,493         111,125
Social charges                                            74,064          53,781
Advances received on fundings                             14,050          38,686
Commercial rebates                                        37,577          23,775
Royalties payable                                         12,778          13,195
Other                                                     80,894          76,333
--------------------------------------------------------------------------------
Total                                                    327,681         381,845
--------------------------------------------------------------------------------

15 Other revenues
--------------------------------------------------------------------------------

Other revenues consist of the following:

December 31,                                  1997           1998          1999
--------------------------------------------------------------------------------
Licensing revenues                          27,598          1,765           --
Miscellaneous sales                         17,250         27,833         30,205
Other                                        4,524          7,536          2,962
--------------------------------------------------------------------------------
Total                                       49,372         37,134         33,167
--------------------------------------------------------------------------------

16 Personnel
--------------------------------------------------------------------------------

Labor costs consist of the following:

December 31,                                1997           1998             1999
--------------------------------------------------------------------------------
Salaries and wages                       753,275         825,961         957,950
Social security
  contribution                           214,023         219,942         247,550
Other                                     57,929          60,871          65,099
--------------------------------------------------------------------------------
Total                                  1,025,227       1,106,774       1,270,599
--------------------------------------------------------------------------------


Labor costs are allocated to cost of sales, selling, general and administrative expenses and research and development costs. At December 31, 1999 the Company employed 34,498 persons (1998: 29,182).

17 Other income and expenses
--------------------------------------------------------------------------------

Other income and expenses consist of the following:

December 31,                                 1997          1998            1999
--------------------------------------------------------------------------------
Research and
   development funding                     55,269         63,531         60,352
Start-up costs                            (47,867)       (12,609)       (24,736)
Exchange gain
    (loss), net                            15,158         19,019         14,653
Other                                         658          6,517        (10,429)
--------------------------------------------------------------------------------
Total                                      23,218         76,458         39,840
--------------------------------------------------------------------------------


Research and development finding does not include certain other funding received for industrialization costs (which include certain costs incurred to bring prototype products to the production stage). Such funding and costs are netted in cost of sales in the income statement ($6,192 for 1997, $3,081 for 1998 and $2,417 for 1999).

18 Net interest income
--------------------------------------------------------------------------------

Net interest income consists of the following:

December 31,                             1997             1998             1999
--------------------------------------------------------------------------------
Income                                 39,009           54,294           81,888
Expenses                              (41,655)         (45,603)         (46,264)
--------------------------------------------------------------------------------
Total                                  (2,646)           8,691           35,624
--------------------------------------------------------------------------------

Cash paid for interest was $43,305 in 1997, $48,569 in 1998 and $48,086 in 1999.
Capitalized interest was $1,673 in 1997, $5,487 in 1998 and $8,317 in 1999.

19 Income tax
--------------------------------------------------------------------------------

Income before income tax expense is comprised of the following:

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
Income from domestic
   operations                          (8,437)         (18,730)         (17,494)
Income from foreign
   operations                         525,610          550,831          724,616
--------------------------------------------------------------------------------
Income before income
   tax expense                        517,173          532,101          707,122
--------------------------------------------------------------------------------

STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

            Income tax expense is comprised of the following:

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
Domestic taxes -- current              (8,377)          (3,886)          (4,353)
Foreign taxes -- current             (107,797)         (82,132)        (130,904)
--------------------------------------------------------------------------------
Current taxes                        (116,174)         (86,018)        (135,257)
Deferred taxes                          3,157          (34,333)         (21,957)
--------------------------------------------------------------------------------
Income tax expense                   (113,017)        (120,351)        (157,214)
--------------------------------------------------------------------------------
The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate are the following:

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
Income tax expense
  computed at
  statutory rate                     (181,011)        (186,235)        (247,493)
Benefit (deductions) for
  financial reporting
  with no tax effect                   (2,056)           7,864             (699)
Variation in valuation
  allowance                              (294)             397            3,107
Other tax and credits                    (627)           2,995            8,549
Earnings of subsidiaries
  taxed at different rates             70,971           54,628           79,322
--------------------------------------------------------------------------------
Income tax expense                   (113,017)        (120,351)        (157,214)
--------------------------------------------------------------------------------

Permanent differences reflect mainly the effects of capital allowance programs existing in certain Southeast Asian and Mediterranean countries, of special tax incentive programs existing in Asia Pacific regions, and of various non-deductible items.

            Deferred tax assets and liabilities consist of the following:

December 31,                                              1998              1999
--------------------------------------------------------------------------------
Tax loss carryforwards and
   capital allowances                                   41,375           74,321
Inventory                                               46,856           41,256
Other assets                                            95,353          111,447
--------------------------------------------------------------------------------
Total deferred tax assets                              183,534          227,024
Valuation allowance                                     (4,053)         (12,251)
--------------------------------------------------------------------------------
Deferred tax assets, net                               179,531          214,773
--------------------------------------------------------------------------------
Fixed assets depreciation                             (240,116)        (272,184)
Other liabilities                                      (34,472)         (52,979)
--------------------------------------------------------------------------------
Deferred tax liabilities                              (274,588)        (325,163)
--------------------------------------------------------------------------------
Net deferred income tax liability                      (95,057)        (110,390)
--------------------------------------------------------------------------------

Deferred income taxes were classified in the consolidated balance as follows:

December 31,                                              1998              1999
--------------------------------------------------------------------------------
Other receivables and assets                            80,247           73,079
Investments and other non-current
   assets                                               12,547           33,373
Accrued and deferred income tax                        (15,695)         (31,072)
Other non-current liabilities                         (172,156)        (185,770)
--------------------------------------------------------------------------------
Net deferred income tax liability                      (95,057)        (110,390)
--------------------------------------------------------------------------------

As of December 31, 1999, the Company and its subsidiaries have net operating loss carryforwards and capital allowances of which $6,282 expire in the year 2000 and $252,544 have indefinite expiration dates.

            The Company paid $37,207 cash for income taxes in 1997, $75,886 cash for income taxes in 1998 and $99,930 cash for income taxes in 1999.

20 Commitments
--------------------------------------------------------------------------------

Lease commitments: The Company leases land, building, plant and equipment under non-cancellable lease agreements. As of December 31, 1999 the future minimum lease payments to which the Company was committed under operating leases were as follows:

Year                                                                       1999
--------------------------------------------------------------------------------

2000                                                                     18,789
2001                                                                     14,431
2002                                                                     10,496
2003                                                                      8,188
2004                                                                      6,682
Thereafter                                                               16,250
--------------------------------------------------------------------------------
Total                                                                    74,836
--------------------------------------------------------------------------------

Other commitments: As of December 31, 1999, the Company had commitments of $1,248,218 for equipment purchases.

21 Contingencies
--------------------------------------------------------------------------------

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, various investigations, claims from customers and tax disputes. Management believes that these contingencies will not have a material adverse effect on the business, financial condition or results of operations of the Company.

22 Financial Instruments and Risk Management
--------------------------------------------------------------------------------

Financial instruments and derivatives are used exclusively for purposes other than trading.

Foreign exchange forward contracts and currency options: The Company enters into foreign exchange forward contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 1999 have remaining terms of one to 13 months, maturing mainly during the first quarter of 2000.

            The notional amounts of foreign exchange forward contracts totaled $634,870 and $611,567 at December 31, 1998 and 1999, respectively. The principal currencies covered are the Italian lira, the Japanese Yen, the Euro, the British pound and the Swiss franc.

            The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. Realized and unrealized gains and losses on forward contracts are included in "other income and expenses." The discount or premium on forward contracts have been amortized over the life of the forward contract and included in "net interest expenses."

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, financial instruments with off-balance sheet risks (primarily forward contracts), and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy which aims to minimize credit risk.

            The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

Fair value of financial instruments: The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques. The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payables: The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt: The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange forward contracts: The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

                                                          1998                                   1999
-----------------------------------------------------------------------------------------------------
                                    Carrying         Estimated             Carrying         Estimated
                                      Amount        Fair Value               Amount        Fair Value
-----------------------------------------------------------------------------------------------------
Balance sheet
--Bank loans
    (including
    current portion)                 365,224          355,514               321,082           323,482
--Liquid Yield
    Option Notes
     (LYONs)                         435,885          447,051             1,124,064         2,521,752
Off-balance sheet
--Forward
    exchange
    contracts                        (10,869)         (12,080)               10,412             7,939
-----------------------------------------------------------------------------------------------------

23 Related party transactions
--------------------------------------------------------------------------------

Transactions with significant shareholders and their affiliates were as follows:

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
Sales                                 148,172            5,608           19,033
Research and
   development expenses               (12,794)         (16,215)         (16,958)
Other purchases and
   expenses                           (29,757)         (12,406)          (2,772)
Accounts receivable                    17,244            1,872            6,222
Accounts payable                        9,745           10,509            1,876
--------------------------------------------------------------------------------

As at December 31, 1997, the transactions with the shareholders included transactions with Thomson S.A. and Thomson CSF, who were shareholders during that year.

24 Segment information
--------------------------------------------------------------------------------

In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), which the Company adopted effective December 31, 1998. FAS 131 requires that enterprises report certain information about operating segments. It also requires that enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company concluded that it has two principal businesses and operates in two segments: the Semiconductor segment and the Subsystems segment. In the Semiconductor segment, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. The Subsystems segment does not meet the requirements for a reportable segment as defined in FAS 131. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

            The following is a summary of operations by entities located within the indicated geographic areas for 1997, 1998 and 1999. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
France                                455,663          474,580          451,243
Italy                                 189,222          171,143          174,087
Germany                               427,211          444,362          470,554
Other European
  countries                           728,128          737,112          828,879
USA                                   935,010          978,662        1,222,743
Singapore                           1,031,020        1,261,165        1,669,129
Other countries                       252,891          180,728          239,641
--------------------------------------------------------------------------------
Total                               4,019,145        4,247,752        5,056,276
--------------------------------------------------------------------------------

Long-lived assets

December 31,                             1997             1998              1999
--------------------------------------------------------------------------------
France                                980,250        1,169,273        1,239,540
Italy                                 837,307          899,689        1,117,241
Germany                                   869            1,134            1,094
Other European
   countries                            7,402           19,922          236,202
USA                                   605,666          587,734          736,187
Singapore                             227,888          216,817          245,386
Other countries                       413,854          472,007          477,316
--------------------------------------------------------------------------------
Total                               3,073,236        3,366,576        4,052,966
--------------------------------------------------------------------------------

25 Subsequent events (unaudited)
--------------------------------------------------------------------------------

In March 2000, the Supervisory Board approved the submission of several resolutions for shareholder approval at the annual shareholders' meeting to be held on April 26, 2000. The resolutions include the payment of a cash dividend of $0.09 per share and a three for one stock split to be effective the day after the cash dividend payment date.

report of independent accountants
--------------------------------------------------------------------------------

To the Supervisory Board and Shareholders of STMicroelectronics N.V.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers N.V.
Amsterdam, January 25, 2000